Exhibit 99.1

Central GoldTrust

Second Quarter Results and Appointment of Co-Transfer Agent

Wednesday July 24, 2013

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the six months ended June 30, 2013.

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars, unaudited)

	June 30,	December 31,
	2013	2012
Net assets:
Gold bullion at market	$839,945,184	1,172,540,928
Cash and short-term deposits	15,767,859	17,570,380
Prepaid expenses and other	172,933	114,559
	855,885,976	1,190,225,867
Accrued liabilities	(814,412)	(651,608)
Net assets representing Unitholders’ equity	$855,071,564	1,189,574,259

Represented by: Capital
Units issued: 19,299,000	$744,870,733	744,870,733
Retained earnings inclusive of
unrealized appreciation of holdings	110,200,831	444,703,526
	$855,071,564	1,189,574,259

Net asset value per Unit	$44.31	61.64

Exchange rate: U.S. $1.00 = Cdn.	$1.0512	0.9949

Net asset value per Unit
expressed in Canadian dollars	$46.58	61.32

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets decreased by $287.2 million or 25.1% during the three months ended June 30, 2013. This decrease was attributable to the 25.4% decrease in the price of gold during the period.

Net assets decreased by $334.5 million or 28.1% during the six months ended June 30, 2013. This decrease was attributable to the 28.4% decrease in the price of gold during the period.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLDTRUST

STATEMENTS OF INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

Three months ended June 30,			Six months ended June 30,
	2013	2012	2013	2012
Income (loss):
Interest	$11,535	16,379	$22,824	32,426
Change in unrealized appreciation of holdings	(286,289,327)	(45,110,473)	(332,636,040)	16,912,182
Total income (loss)	(286,277,792)	(45,094,094)	(332,613,216)	16,944,608
Expenses:
Administration fees	473,749	550,298	1,027,127	1,137,717
Safekeeping fees and bank charges	265,788	272,528	580,327	565,789
Trustees’ fees and expenses	34,861	28,877	82,485	64,142
Auditors’ fees	28,929	27,925	55,179	61,426
Unitholder information	26,501	22,430	39,265	36,927
Legal fees	20,503	19,961	28,090	40,854
Regulatory filing fees	17,494	15,779	36,978	33,340
Stock exchange fees	14,001	14,226	28,003	29,057
Registrar and transfer agent fees	5,828	5,083	11,826	11,155
Miscellaneous	145	82	199	140
Total expenses	887,799	957,189	1,889,479	1,980,547
Net income (loss) inclusive of
the change in unrealized appreciation of holdings	$(287,165,591)	(46,051,283)	$(334,502,695)	14,964,061

Net income (loss) per Unit	$(14.88)	(2.39)	$(17.33)	0.77

The net loss inclusive of the change in unrealized appreciation of holdings for the three months ended June 30, 2013 was $287.2 million ($14.88 per Unit) compared to $46.1 million ($2.39 per Unit) for the comparative period in 2012. Net loss inclusive of the change in unrealized appreciation of holdings for the six months ended June 30, 2013 was $334.5 million ($17.33 per Unit) compared to net income of $15.0 million ($0.77 per Unit) for the comparative period in 2012. Virtually all of the reported net loss for both the three and six-month periods represents the change in unrealized appreciation of gold holdings. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased during the three and six-month periods ended June 30, 2013 as compared to the same periods in 2012. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the periods.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) were 0.09% for the three-month period ended June 30, 2013 compared to 0.08% for the three-month period ended June 30, 2012. The expense ratio for the six-month period ended June 30, 2013 was 0.18% compared to 0.17% for the six-month period in 2012. For the twelve-month period ended June 30, 2013, the expense ratio was 0.35% compared to 0.34% for the twelve-month period ended June 30, 2012 due to a decrease in net assets over the period.

American Stock Transfer & Trust Company has been appointed as co-transfer agent of Central GoldTrust in the United States. The Trust is also now in a position to issue Unit certificates to any of its beneficial holders who wish to become registered Unitholders.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At June 30, 2013, the Units of Central GoldTrust were 98.2% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE MKT.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).